Press release



Beijing, 8 June 2006
Press release No. 3/2006

HRH Prince Joachim to open Vestas' blade factory in China

HRH Prince Joachim of Denmark is to perform the official opening of Vestas' first factory in China on Thursday, 8 June 2006. The factory, which is to manufacture blades for Vestas turbines, is located in the city of Tianjin in North-east China.

"*We are very pleased that we are now in a position to open our first production facilities in China, and we are naturally delighted that HRH Prince Joachim has accepted our invitation to participate in the opening ceremony, which marks an important step for Vestas*," says Ole Borup Jakobsen, President of Vestas Blades A/S.

The blade factory is located in the Tianjin Economic-Technological Development Area (TEDA), where Vestas is also presently constructing a generator factory as well as a nacelle and hub assembly plant.

"*The establishment of a blade factory in China is a natural part of Vestas' global strategy, and we are looking forward to developing our fine relationship with TEDA even further*," says Ole Borup Jakobsen.

The original plan was for the factory to operate with a capacity of 600 blades, but on account of rising demand, it was decided to extend the factory capacity – even before the original plant was completed. When the extension is finished in 2007, the factory will employ around 400 people and have the capacity to manufacture 1,200 blades per year.

"*Vestas has already sold almost 1,000 wind turbines to the Chinese market, and earlier this year, the company received three more large orders in China for a total of 280 turbines. This confirms Vestas' strong position on the market and represents the very positive development that the market for wind energy is currently experiencing here*," states Thorbjørn N. Rasmussen, President of Vestas Asia Pacific A/S. He continues: "*The establishment of production facilities in Tianjin puts Vestas in an even better position to meet customer requirements in the coming years, where China in particular has ambitious goals for sustainable energy.*"

Please address any questions to Ole Borup Jakobsen, President of Vestas Blades A/S, tel.+45 9730 6666, or to Thorbjørn N. Rasmussen, President of Vestas Asia Pacific A/S, tel. +45 9730 2830.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Vestas fact file

Vestas is the leading supplier of wind power technology in the world and a driving force behind the development of the wind power industry. Vestas' core business comprises the development, manufacture, sale and servicing of wind power systems.

Vestas has installed more than 30,000 wind turbines in more than 50 countries all over the world.

The Vestas Group currently employs around 10,600 people and, in addition to the new plant in China, has production facilities in Denmark, Germany, Italy, Scotland, England, Spain, Sweden, Norway, India and Australia. Vestas' blade factories are located in Denmark, Italy, Great Britain, Germany and Australia.

Tianjin Economic-Technological Development Area (TEDA) fact file

The Tianjin Economic-Technological Development Area (TEDA) was established in 1984 with the approval of the State Council of the People's Republic of China. It was one of the first state-class economic-technological development areas in the country. The pronunciation of the name "TEDA" is almost the same in Chinese as it is in English.

TEDA is located in the centre of a large region that borders the Bohai Sea. It is east of the transcontinental railway that links Asia and Europe and which constitutes the entry to major cities such as Beijing and Tianjin. Around 3,900 overseas businesses have already set up operations at TEDA, including world leaders such as Motorola, Samsung and Toyota.

Yours sincerely,
Vestas Wind Systems A/S

Ditlev Engel
President & CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S